UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: October 31, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kaival Brands Innovations Group, Inc.

Full Name of Registrant

Former Name if Applicable

4460 Old Dixie Highway

Address of Principal Executive Office (Street and Number)

Grant-Valkaria, FL 32949

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended October 31, 2024. Due to sudden demise of the Registrant’s Chief Executive Officer on September 7, 2024 and appointment of an interim Chief Executive Officer, as well as other management changes in the year ended October 31, 2024, the Registrant is still compiling information for the Form 10-K. The Company is working diligently to complete its Form 10-K for such period as soon as possible and currently expects to file the Form 10-K within the fifteenth day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark Thoenes	833	452-4825
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for fiscal year ended 2024 were approximately $6.9 million, compared to approximately $13.1 million in fiscal year ended 2023. Revenues decreased in fiscal year ended 2024, primarily due to sales pressure related to the MDO received in January 2024, which resulted to decrease in the number of sticks sold to customers. Gross profit in fiscal year ended 2024 was approximately $2.6 million, compared to approximately $2.6 million for fiscal year ended 2023. Total cost of revenue was approximately $4.3 million for fiscal year ended 2024, compared to approximately $10.5 million for fiscal year ended 2023. The slight increase in gross profit volume is primarily driven by the decrease in cost of revenue.

Kaival Brands Innovations Group, Inc.

__________________________________

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Kaival Brands Innovations Group, Inc.

Date:	January 28, 2025	By :	/s/ Mark Thoenes
Mark Thoenes
Interim Chief Executive Officer